FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
1.	BBVA has acquired 100% of the share capital of Laredo National Bancshares, Inc

2.	Buy back programme of BBVA shares nº 4

3.	Buy back programme of BBVA shares nº 5

RELEVANT EVENTS

1.

In order to execute the agreement reached and disclosed to the markets in September 2004, and having obtained all necessary authorizations, BBVA has acquired 100% of the share capital of Laredo National Bancshares, Inc., a banking holding company located in Texas (USA), which operates in the banking business through two independent banks: Laredo National Bank y South Texas National Bank.

Madrid, April 28, 2005

2.

In connection with the buy back programme of BBVA shares announced by means of the relevant event number 56415 on March 29, 2005, and pursuant to article 4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Bilbao Vizcaya Argentaria, S.A. announces that the company Corporación Industrial y de Servicios, S.L., fully owned subsidiary of the group BBVA, has conducted the following trades in shares of Banco Bilbao Vizcaya Argentaria, S.A. on April 27, 2005:

Date	Buy / Sell	Nº of shares	Price
27/04/2005	Buy	6,829	11.88
27/04/2005	Buy	75,000	11.89
27/04/2005	Buy	175,000	11.90
27/04/2005	Buy	175,000	11.91
27/04/2005	Buy	75,000	11.92
27/04/2005	Buy	175,000	11.93
27/04/2005	Buy	175,000	11.94
27/04/2005	Buy	725,000	11.95
27/04/2005	Buy	75,000	11.96
27/04/2005	Buy	75,000	11.97
27/04/2005	Buy	75,000	11.98
27/04/2005	Buy	75,000	11.99
27/04/2005	Buy	75,000	12.00

Madrid, April 28, 2005

3.

In connection with the buy back programme of BBVA shares announced by means of the relevant event number 56415 on March 29, 2005, and pursuant to article 4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Bilbao Vizcaya Argentaria, S.A. announces that the company Corporación Industrial y de Servicios, S.L., fully owned subsidiary of the group BBVA, has conducted the following trades in shares of Banco Bilbao Vizcaya Argentaria, S.A. on April 28, 2005:

Date	Buy / Sell	Nº of shares	Price
28/04/2005	Buy	75,000	11.91
28/04/2005	Buy	75,000	11.92
28/04/2005	Buy	75,000	11.93
28/04/2005	Buy	75,000	11.94

Madrid, April 29, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April, 29th 2005	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.